K&L GATES LLP 1601 K STREET, N.W WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

July 30, 2015	Mark C. Amorosi mark.amorosi@klgates.com T 202-778-9351

VIA EDGAR AND E-MAIL

Ms. Elisabeth Bentzinger

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Securities and Exchange Commission Staff Comments on the Initial Registration Statement on Form N-14 of AXA Premier VIP Trust (File No. 333-205385)

Dear Ms. Bentzinger:

On behalf of the above-referenced registrant, set forth below are comments that you provided on July 20, 2015, concerning the Initial Registration Statement on Form N-14 (“Registration Statement”) of AXA Premier VIP Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission on June 30, 2015. The Registration Statement was filed in connection with the proposed reorganization of CharterSM International Conservative Portfolio and CharterSM International Growth Portfolio into CharterSM International Moderate Portfolio, each a series of the Trust; and the reorganization of CharterSM Alternative 100 Conservative Plus Portfolio and CharterSM Alternative 100 Growth Portfolio into CharterSM Alternative 100 Moderate Portfolio, each a series of the Trust. Your comments are set forth below and are followed by the Trust’s responses. Unless otherwise noted, defined terms have the same meanings as in the Registration Statement.

1.	General Comment

(a)	To the extent applicable, please apply the comments provided by the staff on July 20, 2015 with respect to the Initial Registration Statement on Form N-14 of EQ AdvisorsTrust, which was filed with the U.S. Securities and Exchange Commission on June 30, 2015 (File No. 333-205386).

Response: The Trust has revised the Registration Statement accordingly.

(b)	On the facing page, the zip code in the address for Mr. Joenk appears to be missing a digit.

Response: The Trust has corrected this error.

2.	Proxy Statement/Prospectus

(a)	The bullet point on page 3 discussing the Portfolios’ principal risks states that the risk profile of the International Moderate Portfolio “will differ” from that of the International Conservative Portfolio. Please rephrase this statement to clarify that the International Moderate Portfolio involves a higher degree of risk.

Response: The Trust has made the requested change.

Elisabeth Bentzinger

July 30, 2015

(b)	On page 4, the third bullet states that the estimated operating expense ratios for the International Moderate Portfolio will be higher than those of the International Conservative Portfolio for the fiscal year ended December 31, 2014. Please clarify whether this statement is true assuming only the reorganization in Proposal 1 is approved.

Response: The Trust has made the requested change.

(c)	On page 5, in the second to last bullet point, the disclosure provides that if the Reorganization is approved the Assets that are not compatible with the acquiring Portfolio’s current portfolio composition will be liquidated and reinvested. If the Portfolios will bear material brokerage or transaction costs, please disclose an estimate of these costs. Please include any such estimate as an adjustment in the capitalization table reducing the net assets of the combined Portfolio. Please also include a statement to the effect that the sale of portfolio holdings by the acquired portfolio in connection with the Reorganization may result in the acquired portfolio selling securities at a disadvantageous time and price and could result in it realizing gains (or losses) that would not otherwise have been realized.

Response: The Trust has revised the Registration Statement to state that any brokerage or transaction costs will be immaterial. The Trust has also added the statement requested.

(d)	The capitalization and fee tables show pro forma figures assuming all the Reorganizations into an acquiring portfolio are approved. Please also show these figures assuming only the Reorganization discussed in the particular Proposal is approved.

Response: The Trust has made the requested change.

(e)	In Proposal 2, the first bullet on page 12 states “The International Moderate Portfolio, however, has a greater emphasis on current income.” Please clarify to what this statement refers, i.e., a greater emphasis on current income as compared to long-term capital appreciation.

Response: The Trust has made the requested change.

(f)	On page 15, in the first bullet, please also provide disclosure regarding the performance of each Portfolio since inception, as this is a less favorable comparison.

Response: The Trust has made the requested change.

(g)	On page 23 and page 32, please change “Alternative Moderate Portfolio” to “Alternative 100 Moderate Portfolio.”

Response: The Trust has made the requested change.

Elisabeth Bentzinger

July 30, 2015

(h)	In the “Board Considerations” section on page 42, please revise the last sentence of the second paragraph that refers to pursuing similar investment objectives in the context of a larger fund, since the acquired and acquiring portfolios are about the same size.

Response: The Trust has revised the disclosure to clarify that the reorganizations will result in a larger combined portfolio.

(i)	In the first paragraph on page 59 in the section “The Manager,” please clarify that the discussion of asset allocation ranges applies only to the International Moderate Portfolio.

Response: The Trust has made the requested change.

(j)	In the chart under the heading “Voting Rights” on page 75, the Acquired Portfolios should be listed rather than the Acquiring Portfolios.

Response: The Trust has made the requested change.

3.	Appendices and SAI

(a)	In Appendix C, please provide the information regarding control persons required by Form N-1A.

Response: The Trust has provided the requested information.

(b)	On page 13 of the SAI, please revise item e) to refer to the correct Portfolios.

Response: The Trust has made the requested change.

4.	Miscellaneous

(a)	Please provide “Tandy” representations.

Response: A “Tandy” letter will be filed as separate correspondence.

* * * * *

If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

Elisabeth Bentzinger

July 30, 2015

Enclosure

cc:	Patricia Louie, Esq.

Anthony Geron, Esq.

Michael Weiner, Esq.

AXA Equitable Funds Management Group, LLC